UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On May 14, 2009 Deutsche Telekom reported that René Obermann, the chairman of its Board of Management, acquired in market transactions 50,000 ordinary shares of Deutsche Telekom for a total consideration of EUR 417,785 on May 12, 2009, and 20,000 ordinary shares of Deutsche Telekom for a total consideration EUR 167,900 on May 13, 2009. The Company also reported that Timotheus Höttges, Member of Board of Management for Finance, acquired in the market 17,800 ordinary shares of Deutsche Telekom for a total consideration of EUR 148,452 on May 12, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date: May 14, 2009